FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  The MacTarnahan Family Trust
                  11416 SW Lynnridge Avenue
                  Portland, OR  97225

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)

4.       Statement for Month/Year
                  05/01

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  /   /    Director
                  /   /    Officer (give title below)
                                    -----------------------------
                  /X/      10% Owner
                  /   /    Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  /   /    Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
                  Common Stock

2.       Transaction Date(s) (Month/Day/Year)
                  05/31/01

3.       Transaction Code (Instr. 8)
                  Code:  Z
                  V:  V

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  Amount:   456,831
                  (A) or (D):  D
                  Price:

5.       Amount of Securities Beneficially Owned at End of Month
         (Instr. 3 and 4)

                  456,831 (1)

6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  I

7.       Nature of Indirect Beneficial Ownership (Instr. 4)

                  Held by MacTarnahan Portland Brewing Company Voting Trust.

         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
                  Option to Purchase Common Stock

2.       Conversion or Exercise Price of Derivative Security
                  $5.333

3.       Transaction Date (Month/Day/Year)
                  05/31/01

4.       Transaction Code (Instr. 8)
                  Code:  Z
                  V:  V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  6,000 (D)

6.       Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable:  08/26/94
                  Expiration Date:  08/26/04

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Title: Common Stock
                  Amount or Number of Shares:  6,000

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
                  6,000 (1)

10.      Ownership Form of Derivative Security:  Direct (D) or Indirect (I)
         (Instr. 4)
                  I

11.      Nature of Indirect Beneficial Ownership (Instr. 4)

         Held by MacTarnahan Portland Brewing Company Voting Trust.

Explanation of Responses:

(1)  Reporting Person is a member of a "group" as that term is defined in
     Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). As such, Reporting Person is deemed to be the beneficial owner of 1,677,252.75 shares of the Common Stock of Portland Brewing Company pursuant to Rule 13d-5 promulgated under the Act. Of these shares, 55,848.75 are represented by warrants and options that have not yet been exercised. The number of shares reported represents Reporting Person's proportionate interest in the securities beneficially owned by the MacTarnahan Portland Brewing Company Voting Trust, which is also a member of the group.



                   The MacTarnahan Family Trust

                   /s/ Robert M. MacTarnahan                     06/12/01
                   ---------------------------------------    --------------
                   Robert M. MacTarnahan, Trustee
                   ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.